UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )

Unrivaled Brands, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

91532E 105

(CUSIP Number)

Dallas Imbimbo

C/O Unrivaled Brands, Inc.

3242 Halladay St., Suite 202

Santa Ana, CA 92705

(888) 909-5564

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532E 105

1.	Names of Reporting Persons Dallas Imbimbo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 86,366,875 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 86,366,875 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,366,875 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.2%(2)
14.	Type of Reporting Person (See Instructions) IN

_____________

(1)

Consists of (i) 12,527,700 shares of Common Stock, 816,678 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 that are exercisable within 60 days of the date hereof, and 6,799,980 shares of Common Stock issuable upon exercise of options held by Mr. Imbimbo that are exercisable within 60 days as of the date hereof; (ii) 6,454,752 shares of Common Stock held by Mr. Imbimbo’s spouse, 816,678 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 and held by Ms. Imbimbo that are exercisable within 60 days of the date hereof, and 1,179,578 shares of Common Stock issuable upon exercise of stock options held by Ms. Imbimbo that are exercisable within 60 days of the date hereof; (iii) 19,260,742 shares of Common Stock held by Alpha West Holdings Inc. (“Alpha”) and 2,769,217 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 and held by Alpha that are exercisable within 60 days of the date hereof; (iv) 8,259,085 shares of Common Stock held by Rove Group LLC (“Rove”), and 12,037,719 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 and held by Rove that are exercisable within 60 days of the date hereof; and (v) 15,444,746 shares of Common Stock held by Bonaparte Group LLC (“Bonaparte”). Mr. Imbimbo disclaims beneficial ownership with respect to the shares of Common Stock held by Alpha and Bonaparte except to the extent of his pecuniary interest therein.

(2)

Based on 449,444,455 shares of Common Stock outstanding as of the close of business on July 1, 2021, plus 24,419,850 shares of Common Stock issuable upon exercise of the warrants and options described in footnote (1).

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CUSIP No. 91532E 105

1.	Names of Reporting Persons Neda Imbimbo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 86,366,875 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 86,366,875 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,366,875 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.2%(2)
14.	Type of Reporting Person (See Instructions) IN

___________________

(1)

Consists of (i) 6,454,752 shares of Common Stock held by Ms. Imbimbo, 816,678 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 and held by Ms. Imbimbo that are exercisable within 60 days of the date hereof, and 1,179,578 shares of Common Stock issuable upon exercise of stock options held by Ms. Imbimbo that are exercisable within 60 days of the date hereof; (ii) 12,527,700 shares of Common Stock held by Ms. Imbimbo’s spouse, 816,678 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 and held by Mr. Imbimbo that are exercisable within 60 days of the date hereof, and 6,799,980 shares of Common Stock issuable upon exercise of options held by Mr. Imbimbo that are exercisable within 60 days as of the date hereof; (iii)  19,260,742 shares of Common Stock held by Alpha and 2,769,217 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 and held by Alpha; (iv) 8,259,085 shares of Common Stock held by Rove, and 12,037,719 shares of Common Stock issuable upon exercise of common warrants issued in July 2021 and held by Rove; and (v) 15,444,746 shares of Common Stock held by Bonaparte. Ms. Imbimbo disclaims beneficial ownership with respect to the shares of Common Stock held by Alpha and Bonaparte except to the extent of her pecuniary interest therein.

(2)

Based on 449,444,455 shares of Common Stock outstanding as of the close of business on July 1, 2021, plus 24,419,850 shares of Common Stock issuable upon exercise of the warrants and options described in footnote (1) above.

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CUSIP No. 91532E 105

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Unrivaled Brands, Inc., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 3242 S. Halladay St., Suite 202, Santa Ana, California 92705.

Item 2. Identity and Background.

This statement is filed by Mr. Dallas Imbimbo and Ms. Neda Imbimbo (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have a beneficial ownership.

Mr. Imbimbo’s principal occupation is serving as an entrepreneur and a member of the Issuer’s Board of Directors. Mr. Imbimbo is a citizen of the United States of America, and his principal business address is c/o Unrivaled Brands, Inc. 3242 S. Halladay St., Suite 202, Santa Ana, California 92705. The address of Alpha, Rove, and Bonaparte is 17595 Harvard Ave. C552, Irvine, California 92614.

Ms. Imbimbo’s principal occupation is a business executive. Ms. Imbimbo is a citizen of the United States of America , and her principal business address is 17595 Harvard Ave. C552, Irvine, California 92614.

Mr. Imbimbo is the sole member of Rove, and Ms. Imbimbo is the managing member of Bonaparte.  Mr. Imbimbo and Ms. Imbimbo together own a majority of Alpha, and Mr. Imbimbo is the Chief Executive Officer and a director of Alpha.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

The securities reported in this statement were acquired by the Reporting Persons in connection with the Issuer’s acquisition of UMBRLA, Inc., a Nevada corporation (“UMBRLA”), pursuant to an Agreement and Plan of Merger, dated as of March 2, 2021, whereby a wholly owned subsidiary of the Issuer merged with and into UMBRLA (the “Merger”), with UMBRLA surviving the Merger as a wholly owned subsidiary of the Issuer. The Merger was completed on July 1, 2021, whereby each share of UMBRLA common stock outstanding and directly or indirectly held by the Reporting Persons was converted into the right to receive 1.5386 shares of the Issuer’s common stock (the “Exchange Ratio”). Concurrently, the Issuer assumed UMBRLA options and warrants directly or indirectly held by the Reporting Persons, which were converted to be exercisable for shares of the Issuer’s common stock as calculated based on the Exchange Ratio.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. As described in Item 3 above, the Reporting Persons acquired their securities reported herein as a result of the Merger.

Item 5. Interest in Securities of the Issuer.

(a) As of July 1, 2021, Mr. Imbimbo may be deemed to beneficially own in the aggregate 86,366,875 shares of Common Stock, constituting approximately 18.2% of the outstanding Common Stock. Such amounts include shares directly owned by Mr. Imbimbo and those beneficially owned through his spouse, Alpha, Rove, and Bonaparte. Footnote 1 of Mr. Imbimbo’s table above is incorporated by reference herein.

As of July 1, 2021, Ms. Imbimbo may be deemed to beneficially own 86,366,875 shares of Common Stock, constituting approximately 18.2% of the outstanding Common Stock. Such amounts include shares directly owned by Ms. Imbimbo and those beneficially owned through her spouse, Alpha, Rove and Bonaparte. Footnote 1 of Ms. Imbimbo’s table above is incorporated by reference herein.

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CUSIP No. 91532E 105

Each percentage ownership of Common Stock set forth in this Schedule 13D is based on 449,444,455 shares of Common Stock outstanding as of the close of business on July 1, 2021, plus any shares of Common Stock issuable within 60 days upon exercise of options or warrants held by each respective Reporting Person.  Each Reporting Person disclaims beneficial ownership with respect to the shares of Common Stock held by Alpha and Bonaparte except to the extent of such Reporting Person’s pecuniary interest therein.

(b) Footnote 1 of Mr. and Ms. Imbimbo’s tables above are incorporated by reference herein.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4, and 5 above is incorporated herein by reference.

In connection with the Merger, Mr. Imbimbo and Mrs. Imbimbo entered into a lock-up agreement, pursuant to which they agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by him for a certain period ending on January 24, 2022.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description

2.1

Agreement and Plan of Merger, dated as of March 2, 2021 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on March 3, 2021, and incorporated herein by reference).

4.1	Form of Warrant

10.1	Form of Lockup Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on March 3, 2021, and incorporated herein by reference).

99.1	Joint Filing Agreement, dated as of July 27, 2021, by and between Dallas Imbimbo and Neda Imbimbo

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2021	/s/ Dallas Imbimbo
Name: Dallas Imbimbo

/s/ Neda Imbimbo
Name: Neda Imbimbo

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